

$575,000,000
3.75% Convertible Senior Notes due 2023
and
Common Stock Issuable Upon Conversion of the Notes

This document supplements our prospectus dated December 4, 2003, relating to $575,000,000 aggregate principal amount of our 3.75% Convertible Senior Notes Due 2023 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement. The information in the following table supplements the information set forth under the caption "Selling Security Holders" in the prospectus.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding (1)
DLB High Yield Fund	$125,000	*	10,794	*
Massachusetts Mutual Life Insurance Company (2)	$1,500,000	*	129,534	*
Mass Mutual Corporate Investors	$350,000	*	30,225	*
Mass Mutual Diversified Bond Fund(3)	$50,000	*	4,318	*
Mass Mutual Participation Investors	$175,000	*	15,112	*

---

* Less than 1%

(1) Calculated using 306,077,942 shares of common stock outstanding as of November 3, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.
(2) Massachusetts Mutual Life Insurance Company and its affiliates also beneficially own (i) $1,275,000 aggregate principal amount of our 6.85% Senior Notes due 2015 and (ii) $7,085,000 aggregate principal amount of CERC's 8.125% Notes due 2005. Massachusetts Mutual Life Insurance Company also beneficially owns $23,000,000 aggregate principal amount of notes issued under CenterPoint Houston's $1,310,000,000 Credit Agreement dated as of November 12, 2002.
(3) Mass Mutual Diversified Bond Fund also beneficially owns $525,000 aggregate principal amount of our 6.85% Senior Notes due 2015.

Investing in the notes involves risks. See "Risk Factors" beginning on page 10 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 15, 2004.